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                                              Filed by Laser Vision Centers Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                      Subject Company: Laser Vision Centers Inc.
                        Registration Statement on Form S-4 (File No.: 333-71532)


The following is the text of a press release issued by Laser Vision Centers Inc. on February 11, 2002:

                      [LOGO OF LASER VISION CENTERS, INC.]


                      LASERVISION THIRD QUARTER CASE VOLUME
                   DOWN 6% YEAR-OVER-YEAR, UP 28% SEQUENTIALLY

                       - JANUARY SECOND BEST MONTH EVER -


ST. LOUIS, MISSOURI--February 11, 2002--LASER VISION CENTERS, INC., (NASDAQ:
LVCI) announced today that it performed over 34,340 refractive cases in the United States during the third quarter ended January 31, 2002, a 6% decline over the same period a year ago and a 28% increase from the previous quarter. The Company stated that January was the second best month in Company history.

As of February 1, 2002, LaserVision operated 123 excimer lasers in the United States providing access to 856 surgeons in more than 350 locations in 47 states, making it the largest excimer laser provider in the world. In addition to being the world's largest provider of excimer lasers, related equipment and support services for the treatment of nearsightedness, farsightedness and astigmatism, LaserVision also provides mobile cataract services through its subsidiary Midwest Surgical Services (MSS) to more than 250 surgeons at 277 locations in 38 states. During the period ended January 31, 2002, MSS performed 8032 cataract and YAG laser procedures, a 28% increase over the same year ago period.

As previously announced on August 27, 2001, LaserVision and TLC Laser Eye Centers, Inc. (NASDAQ: TLCV) (TSE: TLC) announced an agreement to merge. The SEC is currently reviewing a copy of the joint prospectus that is expected to be mailed to stockholders of both companies early in 2002.



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This press release contains certain forward-looking statements about TLC,
LaserVision and the proposed merger within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may", "will", "expect", "intend", "anticipate", "estimate", "predict", "plan" or "continue" or the negative thereof or other variations thereon or comparable terminology referring to future events or results. Forward looking statements, by their nature, are subject to risks and uncertainties, TLC's and LaserVision's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the ability of TLC and LaserVision to consummate a merger and successfully integrate operations, the timing of expenditures and expansion opportunities, any of which could cause actual results to vary materially from current results or anticipated future results.

See TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission and LaserVision's reports filed with the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward looking statements. TLC and LaserVision assume no obligation to update the information contained in this press release to update forward looking statements to reflect changed assumptions, the occurrence of anticipated events or changes in future operating results, financial condition or business over time.

TLC has filed a Registration Statement on Form S-4 with the SEC in connection with the transaction, and TLC and Laser Vision have filed with the SEC and will mail to their shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statements/Prospectus will contain important information about TLC, Laser Vision, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statements/Prospectus carefully. You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by TLC and Laser Vision through either company or through the web site maintained by the SEC at www.sec.gov. TLC and Laser Vision, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies with respect to the transaction. Information regarding TLC's directors and executive officers is contained in TLC's reports filed with the SEC, which are available at the web site maintained by the SEC at www.sec.gov or directly from TLC. Information regarding Laser Vision's directors and executive officers is contained in Laser Vision's reports filed with the SEC, which are available at web site maintained by the SEC at www.sec.gov or directly from Laser Vision.


Contact:          John A. Stiles
                  314-434-6900
                  jstiles@laservision.com
                  http://www.laservision.com